UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)*

ImageWare Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45245S108
(CUSIP Number)

Jeffrey D. Kurtzman
Klehr Harrison Harvey Branzburg LLP
1835 Market Street
Philadelphia, PA 19103
(215) 569-4493
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2013
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

NAME OF REPORTING PERSON BET FUNDING LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
SEC USE ONLY
SOURCE OF FUNDS WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER 3,741,002 (1)
SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 3,741,002 (1)
SHARED DISPOSITIVE POWER -0-
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,741,002 (1)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (2)
TYPE OF REPORTING PERSON OO

(1) This amount includes (i) 2,646,868 shares of common stock issued to BET Funding LLC in connection with the cashless exercise on June 18, 2013 of (A) 2,500,000 of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009 (the warrant was originally exercisable for 4,500,000 shares of common stock) (the “2/12/09 Warrant”), (B) 700,000 of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009 (the “6/22/09 Warrant”) and (C) 200,000 of the Stock Purchase Warrant issued to BET Funding LLC on October 5, 2009 (the “10/5/09 Warrant”), (ii) 553,304 shares of common stock issued to BET Funding LLC in connection with the cashless exercise of 1,000,000 of the 2/12/09 Warrant on March 28, 2013, (iii) 602,430 shares of common stock issued to BET Funding LLC in connection with the cashless exercise of 1,000,000 of the 2/12/09 Warrant on April 5, 2012 and (iv) 600,000 shares of common stock issued to BET Funding LLC in connection with the cashless exercise on June 20, 2011 of 1,000,000 of the Stock Purchase Warrant issued to BET Funding LLC on June 9, 2009 (the “6/9/09 Warrant”) on June 20, 2011. Of the total of 4,402,602 shares of common stock issued to BET Funding LLC in connection with the cashless exercise of the 6,400,000 warrants issued to BET Funding LLC pursuant to the 2/21/09 Warrant, the 6/9/09 Warrant, the 6/22/09 Warrant and the 10/5/09 Warrant, (i) 400,000 shares of common stock issued to BET Funding LLC were sold in open market sales between August 30, 2012 and September 20, 2012 and (ii) 261,600 shares of common stock issued to BET Funding LLC were sold in open market sales between June 4, 2013 and June 20, 2013.

(2) This figure is based upon (i) 78,023,384 shares of common stock issued and outstanding as of May 10, 2013, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2013 filed on May 10, 2013, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC (i.e., the 2,646,868 shares issued in connection with the June 18, 2013 warrant exercise).

NAME OF REPORTING PERSON BRU HOLDING CO., LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
SEC USE ONLY
SOURCE OF FUNDS WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER - 0 -
SHARED VOTING POWER - 0 -
SOLE DISPOSITIVE POWER - 0 -
SHARED DISPOSITIVE POWER - 0 -
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (1)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
TYPE OF REPORTING PERSON OO

(1) The 431,390 shares of common stock previously held in the name of BRU Holding Co., LLC were transferred to Bruce Toll on July 24, 2012.

NAME OF REPORTING PERSON BRUCE TOLL
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
SEC USE ONLY
SOURCE OF FUNDS PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER 5,424,606
SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 5,424,606
SHARED DISPOSITIVE POWER -0-
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,424,606
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%
TYPE OF REPORTING PERSON IN

(1) This amount includes (i) 431,390 shares of common stock formerly held by BRU Holding Co., LLC but now held by Bruce Toll individually, (ii) 2,646,868 shares of common stock issued to BET Funding LLC in connection with the cashless exercise on June 18, 2013 of (A) 2,500,000 of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009 (the warrant was originally exercisable for 4,500,000 shares of common stock) (the “2/12/09 Warrant”), (B) 700,000 of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009 (the “6/22/09 Warrant”) and (C) 200,000 of the Stock Purchase Warrant issued to BET Funding LLC on October 5, 2009 (the “10/5/09 Warrant”), (iii) 553,304 shares of common stock issued to BET Funding LLC in connection with the cashless exercise of 1,000,000 of the 2/12/09 Warrant on March 28, 2013, (iv) 602,430 shares of common stock issued to BET Funding LLC in connection with the cashless exercise of 1,000,000 of the 2/12/09 Warrant on April 5, 2012, (v) 600,000 shares of common stock issued to BET Funding LLC in connection with the cashless exercise on June 20, 2011 of 1,000,000 of the Stock Purchase Warrant issued to BET Funding LLC on June 9, 2009 (the “6/9/09 Warrant”) on June 20, 2011 and (vi) 1,252,214 shares of common stock held by Bruce Toll. Of the total of 4,402,602 shares of common stock issued to BET Funding LLC in connection with the cashless exercise of the 6,400,000 warrants issued to BET Funding LLC pursuant to the 2/21/09 Warrant, the 6/9/09 Warrant, the 6/22/09 Warrant and the 10/5/09 Warrant, (i) 400,000 shares of common stock issued to BET Funding LLC were sold in open market sales between August 30, 2012 and September 20, 2012 and (ii) 261,600 shares of common stock issued to BET Funding LLC were sold in open market sales between June 4, 2013 and June 20, 2013.

(2) This figure is based upon (i) 78,023,384 shares of common stock issued and outstanding as of May 10, 2013, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2013 filed on May 10, 2013, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC (i.e., the 2,646,868 shares issued in connection with the June 18, 2013 warrant exercise) and Bruce Toll.

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.  Security and Issuer

    This statement relates to the common stock of ImageWare Systems, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 10815 Rancho Bernardo Rd., Suite 310, San Diego, California 92127.  This Amendment No. 5 is being filed in connection with the cashless exercise by BET Funding LLC on June 18, 2013 of (i) 2,500,000 of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009 (the warrant was originally exercisable for 4,500,000 shares of common stock), (i) 700,000 of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009 and (iii) 200,000 of the Stock Purchase Warrant issued to BET Funding LLC on October 5, 2009, and the issuance of 2,646,868 shares of common stock in connection with such exercise at an exercise price of $0.50 per share.

Item 2.  Identity and Background

    This statement is filed by:

BET Funding LLC, a Delaware limited liability company ("BET Funding");

BRU Holding Co., LLC, a Delaware limited liability company ("BRU Holding"); and

    Bruce Toll ("Mr. Toll"), who is the majority owner of each of BET Funding and BRU Holding.

    Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

    The address of the principal office of each of the Reporting Persons is 754 S. County Rd., Palm Beach, FL 33480.

    The principal business of each of BET Funding and BRU Holding is investing in securities. The principal occupation of Mr. Toll is Vice Chairman of Toll Brothers Inc.

    No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    BET Funding and BRU Holding are organized under the laws of the State of Delaware.  Mr. Toll is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

    On February 12, 2009, BET Funding agreed to provide a credit facility to the Issuer for a total of up to $5,000,000 (the "Credit Facility").  BET Funding used working capital to fund the Credit Facility.

    On February 12, 2009, BET Funding provided the Issuer with an initial advance under the Credit Facility of $1,000,000.  In connection therewith, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 4,500,000 shares of common stock of the Issuer at an exercise price of $0.50.

    On June 9, 2009, in connection with the amendment of certain loan documents related to the Credit Facility, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 1,000,000 shares of common stock of the Issuer at an exercise price of $0.50.

    On June 22, 2009, BET Funding provided the Issuer with an additional advance under the Credit Facility of $350,000.  In connection therewith, the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 700,000 shares of common stock of the Issuer at an exercise price of $0.50.

    On October 5, 2009, BET Funding provided the Issuer with an additional advance under the Credit Facility of $300,000 and agreed to make additional advances under the Credit Facility of up to $700,000 upon the satisfaction of certain conditions.  In connection therewith, BET Funding and the Issuer amended certain loan documents related to the Credit Facility and the Issuer issued to BET Funding a Stock Purchase Warrant to purchase 200,000 shares of common stock of the Issuer at an exercise price of $0.60.

    On January 27, 2011, (i) BRU Holding exercised its rights under the Stock Purchase Warrant issued to it by the Issuer on November 14, 2006 and purchased the 10,000 shares of common stock of the Issuer issuable upon the exercise thereof at an exercise price of $0.50 per share and (ii) Mr. Toll exercised his rights under the Stock Purchase Warrant issued to him by the Issuer on September 5, 2008 and purchased the 300,000 shares of common stock of the Issuer issuable upon the exercise thereof at an exercise price of $0.50 per share.

    On June 20, 2011, BET Funding exercised its right under the Stock Purchase Warrant issued to it by Issuer on June 9, 2009 and purchased 600,000 shares of common stock of the Issuer issued in connection with the cashless exercise of such warrant exercisable for 1,000,000 shares of common stock issuable upon the exercise thereof at an exercise price of $0.50 per share.

    On April 5, 2012, BET Funding exercised its right under the Stock Purchase Warrant issued to it by Issuer on February 12, 2009 and purchased 602,430 shares of common stock of the Issuer issued in connection with the cashless exercise of such warrant exercisable for 1,000,000 shares of common stock (of a total of 4,500,000 warrants) issuable upon the exercise thereof at an exercise price of $0.50 per share.

    On July 24, 2012, 431,390 shares of common stock previously held in the name of BRU Holding were transferred to Mr. Toll individually.

    Between August 30, 2012 and September 20, 2012, BET Funding sold 400,000 shares of common stock of the Issuer.

    On March 28, 2013, BET Funding exercised its right under the Stock Purchase Warrant issued to it by Issuer on February 12, 2009 and purchased 553,304 shares of common stock of the Issuer issued in connection with the cashless exercise of such warrant exercisable for 1,000,000 shares of common stock (of a total of 3,500,000 warrants) issuable upon the exercise thereof at an exercise price of $0.50 per share.

    On June 18, 2013, BET Funding purchased 2,646,868 shares of common stock of the Issuer issued in connection with the cashless exercise of (A) 2,500,000 of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009, (B) 700,000 of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009 and (C) 200,000 of the Stock Purchase Warrant issued to BET Funding LLC on October 5, 2009 each at an exercise price of $0.50 per share.

    Between June 4, 2013 and June 20, 2013, BET Funding sold 261,600 shares of common stock of the Issuer.

Item 4.  Purpose of Transaction

    All securities of the Reporting Persons currently owned by the Reporting Persons were acquired by the Reporting Persons as an investment.  The Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Schedule 13D.

    The Reporting Persons may, from time to time and at any time, acquire additional shares of common stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

    The aggregate percentage of shares of common stock of the Issuer reported owned by each person named herein is based upon (i) 78,023,384 shares of common stock issued and outstanding as of May 10, 2013, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2013 filed on May 10, 2013, plus (ii) the shares of common stock issuable upon the exchange or conversion of all derivative securities held by BET Funding LLC (i.e., the 2,646,868 shares issued in connection with the June 18, 2013 warrant exercise) and Bruce Toll.

    As of the close of business on June 20, 2013, BET Funding beneficially owned 3,741,002 shares of the common stock of the Issuer, constituting approximately 4.64% of the shares of common stock outstanding.  As of the close of business on June 20, 2013, Mr. Toll beneficially owned 5,424,606 shares of the common stock of the Issuer, constituting approximately 6.72% of the shares of common stock outstanding.

    BET Funding holds no derivative securities of the Issuer.  Mr. Toll holds no derivative securities of the Issuer.

    In the past 60 days, the Reporting Persons effected the following transactions:

    On June 18, 2013, BET Funding purchased 2,646,868 shares of common stock of the Issuer issued in connection with the cashless exercise of (A) 2,500,000 of the Stock Purchase Warrant issued to BET Funding LLC on February 12, 2009 (of a total of 2,500,000 warrants), (B) 700,000 of the Stock Purchase Warrant issued to BET Funding LLC on June 22, 2009 and (C) 200,000 of the Stock Purchase Warrant issued to BET Funding LLC on October 5, 2009 each at an exercise price of $0.50 per share.

    Between June 4, 2013 and June 20, 2013, BET Funding sold 261,600 shares of common stock of the Issuer.

    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    On July 7, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

    Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated July 7, 2009, by and among BET Funding LLC, BRU Holding Co., LLC and Bruce Toll.

SIGNATURES

 After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2013

BET FUNDING LLC

By:	/s/ Bruce E. Toll
Name: Bruce E. Toll
Title: Member

BRU HOLDING CO., LLC

By:	/s/ Bruce E. Toll
Name: Bruce E. Toll
Title: Member

/s/ Bruce E. Toll
Bruce E. Toll